                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                   FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TWELVE-MONTH PERIOD ENDED
                               DECEMBER 31, 1998
--------------------------------------------------------------------------------

For the twelve-month period ended December 31, 1998.
Commission file number: 1-4188


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         RUBBERMAID RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Newell Rubbermaid Inc.
         29 East Stephenson Street
         Newell Center
         Freeport, Illinois 61032

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the ucndersigned hereunto duly authorized.

                                            RUBBERMAID RETIREMENT PLAN



Dated:  June __, 1999                       /s/ Clarence R. Davenport
                                            -------------------------
                                            Clarence R. Davenport

                           RUBBERMAID RETIREMENT PLAN

                              Financial Statements

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                           RUBBERMAID RETIREMENT PLAN


                                TABLE OF CONTENTS


                                                                                     PAGE
Independent Auditors' Report.....................................................      5

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits, with Fund Information...............      6

Statement of Changes in Assets Available for Benefits, with Fund Information.....     10

Notes to Financial Statements....................................................     12

EXHIBITS

Exhibit 23 -- Consent of Independent Auditors....................................     20

                          INDEPENDENT AUDITORS' REPORT



Plan Administrator of
Rubbermaid Retirement Plan:


We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan (Plan) as of December 31, 1998 and 1997, and the related statement of changes in assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The Fund Information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Cleveland, Ohio
March 31, 1999

                  RUBBERMAID RETIREMENT PLAN

        Statement of Assets Available for Benefits, with Fund Information

      December 31, 1998


                                           ----------------------------------------------------------------------------------------

                                                STABLE          INVESCO          RUBBERMAID          FIDELITY         FIDELITY
                                                VALUE           DYNAMICS          UNITIZED           PURITAN          MAGELLAN
                                                 FUND          STOCK FUND        STOCK FUND            FUND             FUND
                                           ----------------- ---------------- ------------------ ----------------- ----------------

Assets:
   Investments, primarily at fair value -
      Plan interest in investments of the
        Rubbermaid Master Trust                 151,179,801           90,348         10,246,327        16,152,817       28,691,591
                                           ----------------- ---------------- ------------------ ----------------- ----------------

             Total investments                  151,179,801           90,348         10,246,327        16,152,817       28,691,591

Receivables:
   Employer contribution                                 --               --                 --                --               --
   Participant contributions                             --               --                 --                --               --
                                           ----------------- ---------------- ------------------ ----------------- ----------------

             Assets available for benefits      151,179,801           90,348         10,246,327        16,152,817       28,691,591
                                           ================= ================ ================== ================= ================

See accompanying notes to financial statements.

                                                  PARTICIPANT-DIRECTED
                                            ----------------------------------------------------------------------------------------
                                                                                    FIDELITY          FIDELITY
                                                                 FIDELITY          DIVERSIFIED        SMALL CAP         SPARTAN
                                               FIDELITY           EQUITY          INTERNATIONAL       SELECTOR        U.S. EQUITY
                                              CONTRAFUND        INCOME FUND           FUND              FUND          INDEX FUND
                                            ---------------- ------------------ ------------------ ---------------- ----------------

Assets:
   Investments, primarily at fair value -
      Plan interest in investments of the
        Rubbermaid Master Trust                  23,447,390            147,676          7,203,601        6,677,430       72,448,024
                                            ---------------- ------------------ ------------------ ---------------- ----------------

             Total investments                   23,447,390            147,676          7,203,601        6,677,430       72,448,024

Receivables:
   Employer contribution                                 --                 --                 --               --               --
   Participant contributions                             --                 --                 --               --               --
                                            ---------------- ------------------ ------------------ ---------------- ----------------

             Assets available for benefits       23,447,390            147,676          7,203,601        6,677,430       72,448,024
                                            ================ ================== ================== ================ ================

                                             -------------------------------------------------------------------

                                                 FIDELITY
                                                 U.S. BOND         LOAN                            COMBINED
                                                   INDEX           FUND            OTHER            FUNDS
                                              ---------------- --------------  --------------- -----------------

Assets:
   Investments, primarily at fair value -
      Plan interest in investments of the
        Rubbermaid Master Trust                     1,161,973      8,104,428               --       325,551,406
                                              ---------------- --------------  --------------- -----------------

             Total investments                      1,161,973      8,104,428               --       325,551,406

Receivables:
   Employer contribution                                   --             --       14,615,926        14,615,926
   Participant contributions                               --             --               --                --
                                              ---------------- --------------  --------------- -----------------

             Assets available for benefits          1,161,973      8,104,428       14,615,926       340,167,332
                                              ================ ==============  =============== =================

                           RUBBERMAID RETIREMENT PLAN

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1997


                                            ---------------------------------------------------------
                                                                    SPARTAN
                                                 STABLE           U.S. EQUITY          FIDELITY
                                                  VALUE              INDEX             PURITAN
                                                  FUND                FUND               FUND
                                            ------------------  -----------------  -----------------

Assets:
   Investments, primarily at fair value -
      Plan interest in investments of the
        Rubbermaid Master Trust             $     148,481,717         59,293,717         14,268,109
                                            ------------------  -----------------  -----------------

             Total investments                    148,481,717         59,293,717         14,268,109

Receivables:
   Employer contribution                                   --                 --                 --
   Participant contributions                               --                 --                 --
                                            ------------------  -----------------  -----------------

             Assets available for benefits  $     148,481,717         59,293,717         14,268,109
                                            ==================  =================  =================

See accompanying notes to financial statements.

                                                                    PARTICIPANT-DIRECTED
                                            ------------------------------------------------------------------------------
                                                                                       FIDELITY            FIDELITY
                                                 FIDELITY                              SMALL CAP         DIVERSIFIED
                                                 MAGELLAN           FIDELITY           SELECTOR         INTERNATIONAL
                                                   FUND            CONTRAFUND            FUND                FUND
                                             ------------------ -----------------  ------------------  -----------------

Assets:
   Investments, primarily at fair value -
      Plan interest in investments of the
        Rubbermaid Master Trust                     17,010,292        18,606,829           7,726,226          6,561,443
                                             ------------------ -----------------  ------------------  -----------------

             Total investments                      17,010,292        18,606,829           7,726,226          6,561,443

Receivables:
   Employer contribution                                    --                --                  --                 --
   Participant contributions                                --                --                  --                 --
                                             ------------------ -----------------  ------------------  -----------------

             Assets available for benefits          17,010,292        18,606,829           7,726,226          6,561,443
                                             ================== =================  ==================  =================

                                            --------------------------------------------------

                                              RUBBERMAID
                                               UNITIZED            LOAN                            COMBINED
                                              STOCK FUND           FUND            OTHER            FUNDS
                                            ----------------  --------------- ---------------- -----------------

Assets:
   Investments, primarily at fair value -
      Plan interest in investments of the
        Rubbermaid Master Trust                   8,227,600        7,650,103               --       287,826,036
                                            ----------------  --------------- ---------------- -----------------

             Total investments                    8,227,600        7,650,103               --       287,826,036

Receivables:
   Employer contribution                                 --               --        7,033,693         7,033,693
   Participant contributions                             --               --        1,526,337         1,526,337
                                            ----------------  --------------- ---------------- -----------------

             Assets available for benefits        8,227,600        7,650,103        8,560,030       296,386,066
                                            ================  =============== ================ =================

                           RUBBERMAID RETIREMENT PLAN

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1998


                                           -----------------------------------------------------------------------------------------

                                               STABLE           INVESCO            RUBBERMAID        FIDELITY         FIDELITY
                                               VALUE            DYNAMICS            UNITIZED         PURITAN          MAGELLAN
                                                FUND           STOCK FUND          STOCK FUND          FUND             FUND
                                           ----------------- ----------------- ------------------- ---------------- ----------------

Additions to assets attributed to:
   Net appreciation (depreciation) in fair
      value of investments                 $             --            14,826           2,416,875          642,362        5,350,822
   Dividends                                             --             4,284                  --        1,737,291        1,303,598
   Interest                                       9,370,900                 9              10,570           34,206           69,003
   Loan repayments                                1,624,475                57              71,677          166,211          304,244
                                           ----------------- ----------------- ------------------- ---------------- ----------------


   Contributions:
      Employer contribution                       3,991,914               438             308,175          759,503        1,341,977
      Participant contributions                   4,001,639            25,442             519,540        1,058,041        2,265,249
                                           ----------------- ----------------- ------------------- ---------------- ----------------

             Total additions                     18,988,928            45,056           3,326,837        4,397,614       10,634,893
                                           ----------------- ----------------- ------------------- ---------------- ----------------

Deductions from assets attributed to:
   Benefits paid to participants                (17,167,604)               --            (819,520)      (1,726,608)      (1,561,497)
   Loan disbursements                            (2,058,289)               --            (313,913)        (154,287)        (474,108)
   Miscellaneous                                   (163,746)               --             (12,258)         (10,688)         (13,695)
                                           ----------------- ----------------- ------------------- ---------------- ----------------

             Total deductions                   (19,389,639)               --          (1,145,691)      (1,891,583)      (2,049,300)
                                           ----------------- ----------------- ------------------- ---------------- ----------------

             Net increase (decrease)
               prior to transfers                  (400,711)           45,056           2,181,146        2,506,031        8,585,593

Net transfers (to) from other plans                 325,647            10,095              (5,376)           2,366          (42,307)
Interfund transfers                               2,773,148            35,197            (157,043)        (623,689)       3,138,013
                                           ----------------- ----------------- ------------------- ---------------- ----------------

             Net increase (decrease)              2,698,084            90,348           2,018,727        1,884,708       11,681,299

Assets available for benefits:
   Beginning of year                            148,481,717                --           8,227,600       14,268,109       17,010,292
                                           ----------------- ----------------- ------------------- ---------------- ----------------

   End of year                             $    151,179,801            90,348          10,246,327       16,152,817       28,691,591
                                           ================= ================= =================== ================ ================

See accompanying notes to financial statements.

                                                     PARTICIPANT-DIRECTED
                                            ----------------------------------------------------------------------------------------
                                                                                      FIDELITY         FIDELITY
                                                                   FIDELITY         DIVERSIFIED       SMALL CAP         SPARTAN
                                               FIDELITY             EQUITY         INTERNATIONAL       SELECTOR       U.S. EQUITY
                                              CONTRAFUND         INCOME FUND            FUND             FUND          INDEX FUND
                                            ----------------- -------------------  ---------------  ---------------  ---------------

Additions to assets attributed to:
   Net appreciation (depreciation) in fair
      value of investments                         4,042,265              (1,058)         618,733         (890,135)      14,768,795
   Dividends                                       1,729,899              21,228          281,086          309,953        1,517,039
   Interest                                           47,974                  47           15,824           18,585          148,181
   Loan repayments                                   246,276                 119           73,992           81,068          698,535
                                            ----------------- -------------------  ---------------  ---------------  ---------------


   Contributions:
      Employer contribution                        1,128,385                 891          489,652          477,901        2,431,166
      Participant contributions                    1,614,629              26,846          535,603          616,047        2,949,752
                                            ----------------- -------------------  ---------------  ---------------  ---------------

             Total additions                       8,809,428              48,073        2,014,890          613,419       22,513,468
                                            ----------------- -------------------  ---------------  ---------------  ---------------

Deductions from assets attributed to:
   Benefits paid to participants                  (1,755,601)                 --         (601,226)        (584,699)      (5,446,652)
   Loan disbursements                               (280,514)                (53)         (80,969)         (94,594)      (1,105,182)
   Miscellaneous                                      (6,907)                 (8)          (1,190)          (9,166)         (14,446)
                                            ----------------- -------------------  ---------------  ---------------  ---------------

             Total deductions                     (2,043,022)                (61)        (683,385)        (688,459)      (6,566,280)
                                            ----------------- -------------------  ---------------  ---------------  ---------------

             Net increase (decrease)
               prior to transfers                  6,766,406              48,012        1,331,505          (75,040)      15,947,188

Net transfers (to) from other plans                  (14,748)                 --            2,343           (8,202)          46,585
Interfund transfers                               (1,911,097)             99,664         (691,690)        (965,554)      (2,839,466)
                                            ----------------- -------------------  ---------------  ---------------  ---------------

             Net increase (decrease)               4,840,561             147,676          642,158       (1,048,796)      13,154,307

Assets available for benefits:
   Beginning of year                              18,606,829                  --        6,561,443        7,726,226       59,293,717
                                            ----------------- -------------------  ---------------  ---------------  ---------------

   End of year                                    23,447,390             147,676        7,203,601        6,677,430       72,448,024
                                            ================= ===================  ===============  ===============  ===============

                                              -------------------------------------------------

                                                 FIDELITY
                                                U.S. BOND           LOAN                            COMBINED
                                                  INDEX             FUND            OTHER             FUNDS
                                              ---------------  ---------------  ---------------  ----------------

Additions to assets attributed to:
   Net appreciation (depreciation) in fair
      value of investments                            (3,082)              --               --        26,960,403
   Dividends                                          11,012               --               --         6,915,390
   Interest                                              116               --               --         9,715,415
   Loan repayments                                       692       (3,267,346)              --                --
                                              ---------------  ---------------  ---------------  ----------------


   Contributions:
      Employer contribution                            3,064               --        7,582,233        18,515,299
      Participant contributions                        8,309               --       (1,526,337)       12,094,760
                                              ---------------  ---------------  ---------------  ----------------

             Total additions                          20,111       (3,267,346)       6,055,896        74,201,267
                                              ---------------  ---------------  ---------------  ----------------

Deductions from assets attributed to:
   Benefits paid to participants                        (640)        (856,964)              --       (30,521,011)
   Loan disbursements                                     --        4,561,909               --                --
   Miscellaneous                                         (15)          16,726               --          (215,393)
                                              ---------------  ---------------  ---------------  ----------------

             Total deductions                           (655)       3,721,671               --       (30,736,404)
                                              ---------------  ---------------  ---------------  ----------------

             Net increase (decrease)
               prior to transfers                     19,456          454,325        6,055,896        43,464,863

Net transfers (to) from other plans                       --               --               --           316,403
Interfund transfers                                1,142,517               --               --                --
                                              ---------------  ---------------  ---------------  ----------------

             Net increase (decrease)               1,161,973          454,325        6,055,896        43,781,266

Assets available for benefits:
   Beginning of year                                      --        7,650,103        8,560,030       296,386,066
                                              ---------------  ---------------  ---------------  ----------------

   End of year                                     1,161,973        8,104,428       14,615,926       340,167,332
                                              ===============  ===============  ===============  ================

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


  (1)    DESCRIPTION OF THE PLAN

        The following brief description of the Rubbermaid Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

        (a)   GENERAL

              The Plan is a defined contribution profit sharing plan with a 401(k) feature covering salaried and non-bargaining hourly associates, as defined by the Plan, of Rubbermaid Incorporated and Affiliated Companies that adopt the Plan (Company). Participation in the Plan begins on January 1 coincident with or following an associate's date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        (b)   EMPLOYER CONTRIBUTIONS

              Effective January 1, 1998, the Plan was amended to provide a Company contribution equal to 6% of a participant's (other than Everything Rubbermaid Store employees) eligible compensation with an opportunity for an additional 3% of the participant's eligible compensation based on "EVA Targets." Additionally, effective April 1, 1998, the Plan provides for a fully vested Company matching contribution equal to 50% of the first 6% of a participant's salary deferred into the Plan and shall provide for rollovers. A participant must be employed by the Company at the end of the Plan year and complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

        (c)   EMPLOYEE SALARY DEFERRAL CONTRIBUTIONS

              A 401(k) salary deferral feature is included in the Plan, allowing participants to make pretax salary deferrals of base compensation or wages and bonus compensation paid through the Improvement Sharing Plan.

        (d)   PARTICIPANT ACCOUNTS

              Separate accounts are maintained for each participant. Contributions are invested, as instructed by the participants, in one or more of the available investment funds. Each participant's account is credited with contributions, if any, and earnings.

        (e)   VESTING

              Participants are 100% vested in the portion of their accounts attributable to 401(k) contributions (plus earnings). Vesting in the remainder of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100% vested after completing seven years of vesting service. Upon death, disability, or attainment of age 65, participants become 100% vested.

        (f)   INVESTMENTS

              All investments are participant-directed, and participants may elect to invest their account in the Plan in one or more of the eleven investment funds held by the Plan. Currently, the available investment

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              funds include: (a) Stable Value Fund, comprised primarily of guaranteed principal and interest contracts with major financial institutions and insurance companies; (b) Spartan U.S. Equity Index Fund, which invests primarily in the 500 companies that comprise the Standard & Poor's 500 and in other securities that are based on the value of the index; (c) Fidelity Puritan Fund, which invests in a broadly diversified portfolio of high-yielding equity and debt securities; (d) Fidelity Magellan Fund, which invests primarily in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth; (e) Fidelity Contrafund, which invests mainly in equity securities of companies that are undervalued or out-of-favor; (f) Fidelity Small Cap Selector Fund, which invests mainly in equity securities of companies with small market capitalizations that are determined to be undervalued compared to others in their industries; (g) Fidelity Diversified International Fund, which invests mainly in foreign equity securities that are determined to be undervalued compared to others in their industries and countries; and (h) Rubbermaid Unitized Stock Fund, which invests in common stock of Rubbermaid Incorporated. (i) Invesco Dynamics Stock Fund, which invests in common stock of Domestic Companies; and (j) Fidelity US Bond Index Fund, which invests primarily in securities included in the Aggregate Bond Index; and (k) Fidelity Equity Income Fund, which invests primarily in large cap income producing Equity Securities.

              For investment purposes only, investments of the Plan are commingled with the investments of the Rubbermaid Retirement Plan for Collectively-Bargained Associates. Collectively, such funds comprise the Rubbermaid Master Trust (Master Trust) with Fidelity Management Trust Company as the trustee. Allocation of the Master Trust investments and income among plans is determined on the basis of the value of the participant accounts attributed to each plan.

        (g)   PAYMENT OF BENEFITS

              A participant is eligible to receive a distribution upon termination of employment, in either a lump-sum cash payment equal to the value of his or her vested account or periodic payments in such amounts as elected by the participant (subject to provisions of the Plan). The amount paid shall not exceed the participant's vested interest.

        (h)   PARTICIPANT LOANS

              Loans of up to 50% of the vested portion of the participant's individual account may be obtained by qualified participants. The maximum loan permissible is generally the lesser of $50,000 or one-half of the participant's vested balance.

        (i)   FORFEITED ACCOUNTS

              Employer contributions were eligible to be reduced by forfeited nonvested accounts totaling approximately $436,736 in 1998 and $1,395,000 in 1997.


  (2)    SIGNIFICANT ACCOUNTING POLICIES

        (a)   BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting.

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


        (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

              Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of participant accounts.

              The Plan's investments are stated at fair value except for the guaranteed principal and interest contracts included in the Stable Value Fund, which are stated at contract value (see note 2[c]). Purchases and sales of securities are recorded on a trade date basis.

        (c)   GUARANTEED PRINCIPAL AND INTEREST CONTRACTS

              The Master Trust has guaranteed principal and interest contracts with major financial institutions and insurance companies, as discussed in note 5. These investments are part of the Stable Value Fund at December 31, 1998 and 1997. These contracts are included in the financial statements at contract value, as noted above, because they are fully benefit-responsive.

        (d)   PAYMENT OF BENEFITS

              Benefits are recorded when paid.

        (e)   ADMINISTRATIVE EXPENSES

              All normal costs and expenses of administering the Plan and Trust are paid by the Plan. Any cost resulting from a participant obtaining a loan may be borne by such participant or charged to the participant's individual account.

        (f)   USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

  (3)    PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and the Trustee shall distribute the assets in accordance with the terms of the Plan and the trust agreement.

  (4)    TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated November 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


         was amended effective January 1, 1998. The plan administrator and the Plan's tax counsel do not believe that these amendments will have any negative impact on compliance with the applicable requirements of the IRC.

  (5)    MASTER TRUST FINANCIAL INFORMATION

         As described in note 1(f), all of the Plan's investments as of December 31, 1998, and a portion of the Plan's investments as of December 31, 1997, are contained in a Master Trust in which they are combined for investment purposes with the assets of the Rubbermaid Retirement Plan for Collectively-Bargained Associates. The Master Trust fund assets at December 31, 1998 and 1997, are as follows:

                                                                       1998                           1997
                                                          ------------------------------- -----------------------------

                                                                               PLAN'S                       PLAN'S
                                                                             PERCENTAGE                   PERCENTAGE
                                                              MARKET          INTEREST        MARKET       INTEREST
                                                               VALUE         (ROUNDED)        VALUE        (ROUNDED)
                                                          -------------------------------------------------------------

         Stable Value Fund                             $     214,206,755          71%       210,402,030         71%
         Invesco Dynamics Stock Fund                             246,675          37%                --
         Rubbermaid Unitized Stock Fund                       11,568,864          89%         9,212,167         89%
         Fidelity Puritan Fund                                23,683,731          68%        21,806,761         65%
         Fidelity Magellan Fund                               42,923,027          67%        26,393,970         64%
         Fidelity Contrafund                                  31,835,610          74%        25,337,061         73%
         Fidelity Equity Income Fund                             596,558          25%                --
         Fidelity   Diversified   International                9,350,759          77%         9,583,013         68%
             Fund
         Fidelity Small Cap Selector Fund                      7,756,383          86%         8,764,941         88%
         Spartan U.S. Equity Index Fund                      128,240,525          56%       105,294,786         56%
         Fidelity U.S. Bond Index Fund                         1,710,224          68%                --
         Loan Fund                                             9,921,479          82%         9,293,110         82%
                                                          ----------------                ---------------

                  Total investments held by
                    the Master Trust fund              $     482,040,590          67%       426,087,839         68%
                                                          ================                ===============

                           RUBBERMAID RETIREMENT PLAN
                         Notes to Financial Statements
                           December 31, 1998 and 1997


        The Master Trust has investment contracts with major financial institutions and insurance companies with respect to the Stable Value Fund. Fidelity Management Trust Company maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments and charged for Plan withdrawals and administration expenses charged by Primco, the investment manager. The contract is included in the financial statements at contract value, which approximates fair values. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 1998 and 1997, the fair value of the guaranteed principal and interest contracts of the Rubbermaid Retirement Plan was $29,828,347 and $42,858,567, respectively, and the corresponding contract value was $29,597,801 and $42,695,507, respectively. Both the average yield and the crediting interest rate were 6.12% as of December 31, 1998 and were 6.03% as of December 31, 1997.

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



A summary of Master Trust investment activity is as follows:


                                                              INVESCO            RUBBERMAID           FIDELITY
                                          STABLE             DYNAMICS             UNITIZED             PURITAN
                                        VALUE FUND          STOCK FUND           STOCK FUND             FUND
                                    -------------------  ------------------  -------------------  ------------------

Balance at December 31, 1997        $      210,402,030                  --            9,212,167          21,806,761

Contributions:
   Employer                                  4,498,830                 438              325,780             845,442
   Participants                              4,229,718              25,442              532,305           1,124,324
Net appreciation (depreciation) in
   fair value                                       --              25,669            2,932,250             964,656
Dividends                                           --              15,286                   --           2,508,793
Interest                                    13,122,008                   9               10,909              39,899
Loan repayments                              1,802,402                  57               73,411             188,390
Benefit payments                           (22,441,898)                 --             (942,110)         (2,121,459)
Loan disbursements                          (2,355,195)                 --             (332,467)           (194,765)
Interfund transfers                          4,998,092             179,774             (224,137)         (1,457,202)
Plan transfers                                 162,789                  --               (5,505)             (9,037)
Other                                         (212,021)                 --              (13,739)            (12,071)
                                    -------------------  ------------------  -------------------  ------------------

Balance at December 31, 1998        $      214,206,755             246,675           11,568,864          23,683,731
                                    ===================  ==================  ===================  ==================

                                          FIDELITY                                 FIDELITY         DIVERSIFIED       FIDELITY
                                          MAGELLAN            FIDELITY              EQUITY         INTERNATIONAL      SMALL CAP
                                            FUND             CONTRAFUND          INCOME FUND           FUND         SELECTOR FUND
                                     ------------------- -------------------  ------------------------------------ ----------------

Balance at December 31, 1997                 26,393,970          25,337,061                   --        9,583,013        8,764,941

Contributions:
   Employer                                   1,534,397           1,231,379                  891          549,176          504,890
   Participants                               2,418,996           1,697,081               26,975          571,363          634,850
Net appreciation (depreciation) in
   fair value                                 7,997,158           5,412,072                4,331          830,691         (971,066)
Dividends                                     1,984,158           2,356,999               37,421          371,122          354,663
Interest                                         86,845              57,611                  107           22,521           21,218
Loan repayments                                 371,608             284,575                  381           98,861           93,279
Benefit payments                             (1,948,548)         (1,800,055)                (793)        (622,800)        (616,423)
Loan disbursements                             (592,503)           (336,004)                 (53)        (102,869)        (119,874)
Interfund transfers                           4,763,859          (2,381,742)             527,306       (1,943,566)        (880,145)
Plan transfers                                  (71,218)            (15,527)                  --           (5,360)         (18,296)
Other                                           (15,695)             (7,840)                  (8)          (1,393)         (11,654)
                                     ------------------- -------------------  ------------------- ---------------- ----------------

Balance at December 31, 1998                 42,923,027          31,835,610              596,558        9,350,759        7,756,383
                                     =================== ===================  =================== ================ ================

                                         SPARTAN          FIDELITY
                                       U.S. EQUITY       U.S. BOND           LOAN
                                       INDEX FUND          INDEX             FUND            TOTALS
                                     ----------------  ---------------  ---------------  ----------------

Balance at December 31, 1997             105,294,786               --        9,293,110       426,087,839

Contributions:
   Employer                                3,144,331            3,064               --        12,638,618
   Participants                            3,452,808            8,406               --        14,722,268
Net appreciation (depreciation) in
   fair value                             26,036,206           (9,580)              --        43,222,387
Dividends                                  2,695,206           16,031               --        10,339,679
Interest                                     224,259              193               --        13,585,579
Loan repayments                              997,461              972       (3,911,397)               --
Benefit payments                          (6,707,411)            (640)      (1,055,539)      (38,257,676)
Loan disbursements                        (1,544,849)              --        5,578,579                --
Interfund transfers                       (5,274,034)       1,691,795               --                --
Plan transfers                               (37,846)              --               --                --
Other                                        (40,392)             (17)          16,726          (298,104)
                                     ----------------  ---------------  ---------------  ----------------

Balance at December 31, 1998             128,240,525        1,710,224        9,921,479       482,040,590
                                     ================  ===============  ===============  ================

                           RUBBERMAID RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


 (6)     SUBSEQUENT EVENTS

        On October 20, 1998, the Plan's Sponsor entered into a definitive agreement to merge with Newell Company ("Newell") through a tax-free exchange of shares. This agreement was consummated effective March 24, 1999, resulting in the Plan's sponsor becoming a wholly-owned subsidiary of Newell.